

November 13, 2024

Shy Datika
Chief Executive Officer
INX Limited
57/63 Line Wall Road
Gibraltar, GX11 1AA

>   **Re: INX Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Form 20-F for the Fiscal Year Ended December 31, 2023**
>   **Form 6-K filed November 15, 2022**
>   **Form 6-K filed August 15, 2023**
>   **Response dated September 20, 2024**
>   **File No. 000-56429**

Dear Shy Datika:

   We have reviewed your September 20, 2024 response to our comment letter and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.   Please confirm your understanding in writing that:
   • Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.
   • Completing our review of the filings does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company's practices.

Please contact Mark Brunhofer at 202-551-3638 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Mark Selinger